GRANTHAM, MAYO, VAN
OTTERLOO & CO. LLC


MEMORANDUM


To: 	Matthew Dunlap

From:	Judith Lyden

cc:	Andy Luu

Date:	April 12, 2017

Re:	GMO Trust - Item 77 Attachments -
Form N-SAR
	For Period September 1, 2016 through
February 28, 2017 (and current)



Item 7:
Fund Name Change
*	GMO Opportunistic Income Fund
formerly GMO Debt Opportunities
Fund, effective January 1, 2017
New Funds
*	Climate Change Fund, effective March
27, 2017
Termination of Funds
*	Global Bond Fund, effective January 31,
2017
*	Developed World Stock Fund, effective
February 27, 2017

Item 77E:  Legal Proceedings
Series 15 - GMO Emerging Markets Fund
Indian regulators alleged in 2002 that the Fund violated some conditions under which it was granted permission to operate in India and have restricted some of the Fund's locally held assets pending resolution of the dispute. Although these locally held assets remain the property of the Fund, a portion of the assets are not permitted to be withdrawn from the Fund's local custodial account located in India. The amount of these restricted assets is small relative to the size of the Fund, representing approximately
0.08% of the Fund's total net assets as of February 28, 2017 and is included within Miscellaneous payable on the Statements of Assets and Liabilities. The effect of this claim on the value of the restricted assets, and all matters relating to the Fund's response to these allegations, are subject to the supervision and control the Trust's Board of Trustees. Any costs in respect of this matter are being borne by the Fund.

Item 77I:  Terms of new or amended
securities
No items to be updated at this time.

Item 77Q1:  Exhibits
Amendment No. 2 to the Declaration of Trust re new fund, GMO Climate Change Fund and termination of Global Bond Fund, , Developed
World Stock Fund and World Opportunity
Overlay Fund.

Item 81:  Joint Fidelity Bond
*	Yes  ($10M and a deductible of $100K)



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